Exhibit (a)(5)(ii)

                      WILDER RICHMAN RESOURCES CORPORATION
                               340 Pemberwick Road
                               Greenwich, CT 06831
                                 (203) 869-0900

                                                December 15, 2005

Dear Unit Holder of Secured Income L.P.:

            A tender offer has also been announced by MPF-NY 2005; LLC; Moraga Gold, LLC; MP Income Fund 16, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 12, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Specified Income Fund; Accelerated High Yield Institutional Fund, LTD., LP; Real Estate Securities Fund 83, LP (collectively, the "Purchasers"), at a purchase price of $34 per Unit.

            We, Wilder Richman Resources Corporation, recommend against tendering your Units, unless you have an immediate need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

            We continue to believe that Unit holders may realize greater value through a sale of the properties and a liquidation of the Partnership. We are currently negotiating the sale of the Westmont and the Fieldpointe properties. In addition to the offers already received for each of the properties, we received several written offers for the Westmont property in amounts higher than the previously disclosed offers. The property is $85,000,000. In addition to the three previously disclosed written offers for the Fieldpointe property, two new offers in the range of $25,000,000 have been received. Each of the offers is subject to due diligence and no offer has been accepted. Assuming a sales price of $85,000,000 for the Westmont property and $25,000,000 for the Fieldpointe property, we estimate a liquidation value in the range of approximately $55.00 per Unit. We believe that a sale of the properties could be accomplished in the next approximately four to six months.

            Because of the potential for achieving significantly greater value if the properties are sold, we continue to believe that you should not dispose of your Units at the price offered by the Purchasers, while a sale of the properties is being pursued. However, we cannot guarantee that the properties can be sold at prices that would result in Unit prices higher than the price offered by the Purchasers, or when a sale of the properties might occur, if at all.

            Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion, the price offered by the Purchasers is less than the value of the Units.

            If you have already tendered your Units in the offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                                           Very truly yours,

                                           WILDER RICHMAN RESOURCES CORPORATION